Mail Stop 3561

November 18, 2008

Kimberly A. Dang
Vice President and Chief Financial Officer
Knight Inc.
c/o Kinder Morgan Management, LLC
c/o Kinder Morgan Energy Partners, L.P.
500 Dallas Street, Suite 1000
Houston, TX 77002

> **Re:** **Knight Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-06446**
>
> **Kinder Morgan Management, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-16459**
>
> **Kinder Morgan Energy Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-11234**

Dear Ms. Dang:

We are furnishing the following comments in connection with your letter dated October 13, 2008. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you requested confidential treatment under Rule 83 for your responses to comments 10, 11, 13, 14, 15, 16, 21, 22, 24 and 26 of our letter dated September 29, 2008. The request for confidential treatment should be drawn as narrowly as possible. Your request currently seeks confidential treatment for the entire analysis you provide in response to these comments. Please revise your request to seek confidential treatment for only those specific words, terms, numbers or phrases that constitute confidential information. Please also re-file on EDGAR your redacted response and redact only the specific terms for which confidential treatment is sought. In doing so, please state that certain portions of your response have been omitted pursuant to a request for confidential treatment and that a full copy of the response has been provided separately to the SEC staff. Also place an asterisk or other mark in the precise places in the document where you delete information.

Knight Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Financial Statements for Fiscal Year Ended December 31, 2007

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 104

(B) Basis of Presentation, page 105

2. We have reviewed your response to comment 10 of our letter dated September 29, 2008 and have the following additional comments:

   - We assume that you receive the incentive distribution rights (IDRs) related to Kinder Morgan Energy Partners' general partner's interest through your ownership of this general partner. If our understanding is correct, please tell us how your investors considered identifying these IDRs as an intangible asset or financial asset in their purchase price allocation. In this regard, we note that the IDRs appear to meet both the contractual-legal and separable criteria of paragraph 39 of SFAS 141. Additionally, we assume that the presence of these IDRs would lead investors to pay more to acquire to you than they would absent such IDRs, indicating these IDRs have value, and our assumption appears to be supported by references in your response to the fact that your investors considered the value of the general partner interest in Kinder Morgan Energy Partners and related IDRs when determining their proposed purchase price. Your response should also address the frequency and amount of IDR payments that Kinder Morgan Energy Partners has historically made to its general partner to assist us in understanding your conclusion as to the value of these IDRs.

- Based on your response, it appears that your investors separately considered the businesses owned directly by you and your interests in Kinder Morgan Energy Partners. Please provide us with some insight into the value assigned to each of these components by your investors, and help us to better understand why Note 1(I) reflects that the vast majority of goodwill related to your acquisition was assigned to the businesses of Kinder Morgan Energy Partners.

- Based on your response, it appears that the fact that you contain a publicly traded master limited partnership (MLP) and its publicly traded general partner may have contributed to your investors assigning a higher value to your company. Please confirm to us, if true, that the publicly traded MLP to which you are referring is Kinder Morgan Energy Partners, and the publicly traded general partner to which you are referring is Knight Inc., or explain this to us in more detail. If our understanding is correct, please explain to us in better detail why these legal structures would lead the investors to assign a higher value to your company.

(I) Goodwill, page 109

3. We have reviewed your response to comment 13 of our letter dated September 29, 2008. We note that several of the adjustments to goodwill made between June 1, 2007 and December 31, 2007 appear to have been largely reversed during the period from January 1, 2008 to June 30, 2008. In this regard, please refer to the changes to the value of PP&E for the Natural Gas Pipelines – KMP and Terminals – KMP segments and the changes in business unit enterprise values for the CO2 – KMP and Terminals – KMP segments. We understand that your preliminary purchase price allocation was adjusted as incremental data with respect to the value of individual assets and liabilities became available; however, for each of the changes noted above, please explain to us in more detail the underlying factors behind these changes, and tell us how you considered providing your investors with more context as to why these large and apparently offsetting changes occurred during the process of finalizing your purchase price allocation.

(M) Assets and Liabilities Held for Sale, page 116

4. Please tell us where you disclosed the major classes of assets and liabilities classified as held for sale at December 31, 2007 in accordance with paragraphs 46 and 47(a) of SFAS 144. In this regard, it appears from Note 1(E) that 80% of NGPL's $3.0 billion in restricted deposits, or $2.4 billion, is included in the current assets held for sale, but it is unclear what comprises the remainder of the

$3.4 billion balance. Similarly, it appears from Note 1(I) that 80% of NGPL's $5.2 billion in goodwill, or $4.2 billion, is included in the non-current assets held for sale, but it is unclear what comprises the remainder of the $5.6 billion balance. We could not locate any information concerning the $2.4 billion balance of non-current liabilities held for sale. Please ensure that your upcoming December 31, 2008 Form 10-K clearly indicates this information to your investors.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Note 3. Goodwill, page 11

5. We have reviewed your response to comment 21 of our letter dated September 29, 2008. Based on your response, it appears that you believe the impaired goodwill primarily relates to the structure-related value assigned by the acquirer to the MLP and its general partner. It also appears that you believe this legal structure has value at the consolidated level, but it is not feasible to apply this structure-related value to the individual reporting unit level, and this causes the sum of the fair values of the individual reporting units to have a lower value than the fair value of the consolidated entity, resulting in impairment at the initial impairment test date. Given your statement that there have been no significant declines in projected cash flows or prospects of your reporting units subsequent to the closing of the going private transaction, it remains unclear to us that goodwill would be impaired at the date of the initial impairment test. Based on the information provided to us thus far, it remains unclear to us why you would not be able to push down the value assigned to the MLP structure to the reporting units of Kinder Morgan Energy Partners or the value assigned to the general partner to the reporting units of businesses owned directly by you. Please explain to us in more detail why you believe it is either inappropriate or not feasible to allocate the value assigned to the MLP and general partner to your individual reporting units when performing your goodwill impairment testing. We note your previous reference to paragraph B382 of SFAS 141R, but it is unclear to us that guidance on how to handle overpayment for an acquisition would be analogous to your situation in which the value initially recorded as goodwill appears to be clearly attributable to something (i.e. the legal structure), and if the legal structure has value we are concerned that it is not being captured in your impairment testing. Please provide us with any other information you believe may be useful to help us understand this matter.

*   *   *

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 or in her absence Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary W. Orloff, Esq.
        Bracewell & Giuliani LLP
        Facsimile No. (713) 221-2166